STANDARD FORM OF AGREEMENT
BETWEEN
OWNER AND ENGINEER

THIS IS AN AGREEMENT made as of May 21, 2008 between Grant Hartford Corporation ("OWNER") and CDM ("ENGINEER").

OWNER intends to have Engineer prepare a Conceptual Study of mill options at mining property near Garnet, Montana (the "Project").

OWNER and ENGINEER in consideration of their mutual covenants herein agree in respect of the performance or furnishing of services by ENGINEER with respect to the Project and the payment for those services by OWNER as set forth below. Execution of this Agreement by ENGINEER and OWNER constitutes OWNER's written authorization to ENGINEER to proceed on the date first above written with the Services described in Article 1 below. This Agreement will become effective on the date first above written.

ARTICLE 1.   SCOPE OF SERVICES

1.1	ENGINEER agrees to perform for OWNER services as describes in Exhibit A (hereinafter referred to as "Services") in accordance with the requirements outlined in this Agreement.

ARTICLE 2.   TIMES FOR RENDERING SERVICES

2.1	The specific time period for the performance of ENGINEER's Services are set forth in Exhibit A.

2.2

If the specific periods of time for rendering services or specific dates by which services are to be completed are changed through no fault of ENGINEER, ENGINEER the rates and amounts of compensation provided for herein shall be subject to equitable adjustment. If OWNER has requested in the scope, extent, or character of the Project, the time of performance and compensation for ENGINEER's services shall be adjusted equitably.

2.3

If ENGINEER's services are delayed or suspended in whole or in part by OWNER for more than three months through no fault of ENGINEER, ENGINEER shall be entitled to equitable adjustment of rates and amounts of compensation provided for elsewhere in this Agreement to reflect, among other things, reasonable costs incurred by ENGINEER in connection with such delay or suspension and reactivation and the fact that the time for performance under this Agreement has been revised.

ARTICLE 3.   OWNER'S RESPONSIBILITIES

OWNER shall do the following in a timely manner so as not to delay the services of ENGINEER and shall bear all costs incident thereto:

3.1	Pay the ENGINEER in accordance with the terms of this Agreement.

3.2

Designate in writing a person to act as OWNER representative with respect to the services to be performed or furnished by ENGINEER under this Agreement. Such person will have complete authority to transmit instructions, receive information, interpret, and define OWNER's policies and decisions with respect to ENGINEER's services for the Project.

3.3

Provide all criteria and full information as to OWNER's requirements for the Project, including, as applicable to the Services, design objectives and constraints, space, capacity and performance requirements, flexibility and expandability, and furnish copies of all design and construction standards which OWNER will require to be included in the Drawings and Specifications.

3.4

Assist ENGINEER by placing at ENGINEER's disposal all available information pertinent to the Project including previous reports and, as applicable to the Services, any other data relative to design or construction of the Project, all of which ENGINEER shall be entitled to rely upon.

3.5

Give prompt written notice to ENGINEER whenever OWNER observes or otherwise becomes aware of any development that affects the scope or time of performance or furnishing of ENGINEER's Services or any defect or conformance in ENGINEER's Services or in the work of and Contractor.

3.6	Bear all costs incident to compliance with the requirements of this Article 3.

ARTICLE 4.   PAYMENTS TO ENGINEER FOR SERVICES

4.1	Methods of Payment for Services of ENGINEER.
4.1.1

OWNER shall pay ENGINEER for Services performed or furnished under this Agreement or as described in Exhibit A. The amount of any excise, VAT, or gross receipts tax that may be imposed shall be added to the compensation shown in Exhibit A.

4.1.2	Invoices for Services will be prepared in accordance with ENGINEER's standard invoicing practices and will be submitted to OWNER by ENGINEER at least monthly. Invoices are due and payable on receipt.

4.1.3

If OWNER fails to make any payments due Engineer for services and expenses within thirty days after receipt of ENGINEER's invoice therefore, the amounts due ENGINEER will be increased at the rate of 1.0% per month (or the maximum rate of interest permitted by law, if less) from said thirtieth day; and, in addition, ENGINEER may, after giving seven days written notice to OWNER, suspend services under this Agreement until ENGINEER has been paid in full all amounts due for services, expenses and charges. Payments will be credited first to interest and then to principal. In the event of a disputed or contested billing, only that portion so contested may be withheld from payment, and the undisputed portion will be paid.

OWNER agrees to pay ENGINEER all costs of collection including but not limited to reasonable attorneys' fees, collection fees and court costs incurred by ENGINEER to collect properly due payments.

ARTICLE 5    GENERAL CONDITIONS

5.1

Standard of Care
The Standard of care for all professional engineering and related services performed or furnished by ENGINEER under this Agreement will be the care and skill ordinarily used by members of ENGINEER's profession practicing under similar conditions at the same time and in the same locality.

5.2

Opinions of Probably Construction Cost
ENGINEER's opinions of probable Construction Cost, as applicable to the Services, provided for herein are to be made on the basis of ENGINEER's experience and qualifications and represent ENGINEER's best judgment as an experienced and qualified professional engineer generally familiar with the construction industry. However, since ENGINEER has no control over the cost of labor, materials, equipment, or services furnished by others, or over the Contractor's methods of determining prices, or over competitive bidding or market conditions, or when the Project will be constructed ENGINEER cannot and does not guarantee that proposals, bids, or actual Construction Cost will not vary from opinions of probable Construction Cost prepared by ENGINEER. If OWNER wished greater assurance as to probable Construction Cost, OWNER shall employ an independent cost estimator.

5.3	Use of Documents
5.4.1

All Documents are instruments of service in respect to this Project, and ENGINEER shall retain an ownership and property interest therein (including the copyright and the right of reuse at the discretion of the ENGINEER) whether or not the Project is completed.

5.4.2

OWNER may rely upon that data or information set forth on paper (also known as hard copies) that the OWNER receives from the ENGINEER by mail, hand delivered, or facsimile, are the items that the ENGINEER intended to send. Files in electronic media format of text, data, graphics, or other types that are furnished by the ENGINEER to the OWNER are furnished only for convenience, not reliance by the OWNER. Any conclusion or information obtained or derived from such electronic files will be at the OWNER's sole risk. In all cases, the original hard copy of the documents takes precedence over the electronic files.

5.4.3

Because data stored in electronic media format can deteriorate or be modified inadvertently or otherwise without authorization of the data's creator, the OWNER agrees that it will perform acceptance tests or procedures within 60 days, after which the OWNER shall be deemed to have accepted the data thus transferred. Any transmittal errors detected within the 60-day acceptance period will be corrected by the ENGINEER.

5.4.4

When transferring documents in electronic media format, the ENGINEER makes no representations as to long-term compatibility, usability, or readability of such documents resulting from the use of software application packages, operating systems, or computer hardware differing from those used by the ENGINEER.

5.4.5

OWNER may make and retain copies of documents for information and reference in connection with use on the Project by OWNER. ENGINEER grants OWNER a license to use the Documents on the Project, extensions of the Project, and other projects of OWNER, subject to the following limitations: (1) OWNER acknowledges that such Documents are not intended or represented to be suitable for use on the Project unless completed by ENGINEER, or for use or reuse by OWNER or others on extensions of the Project or on any other project without written verification or adaptation by ENGINEER; (2) any such use or reuse, or any modification of the Documents, without written verification, completion, or adaptation by ENGINEER, as appropriate for the specific purpose intended, will be at OWNER's sole risk and without liability or legal exposure to ENGINEER or to ENGINEER's Consultants; (3) OWNER shall indemnify and hold harmless ENGINEER and ENGINEER's Consultants from all claims, damages, losses, and expenses, including attorneys' fees, arising out of or resulting from any use, reuse, or modification without written verification, completion, or adaptation by ENGINEER; (4) such limited license to OWNER shall not create any rights in third parties.

5.4.6

If ENGINEER at OWNER's request verifies or adapts the Documents for extensions of the Project or for any other project, then OWNER shall compensate ENGINEER at rates or in an amount to be agreed upon by OWNER and ENGINEER.

5.5	Controlling Law This Agreement is to be governed by the law of the principal place of business of ENGINEER.

5.6

Mutual Waiver of Consequential Damages
Notwithstanding any other provision of this Agreement to the contrary, neither party including their officers, agents, servants and employees shall be liable to the other for lost profits or any special, indirect, incidental, or consequential damages in any way arising out of this Agreement however caused under a claim of any type or nature based on any theory of liability (including, but not limited to: contract, tort, or warranty) even if the possibility of such damages has been communicated.

5.7

Limitation of Liability
In no event shall ENGINEER's total liability to OWNER and/or any of the OWNER's officers, employees, agents, contractors or subcontractors for any and all injuries, claims, losses, expenses or damages whatsoever arising out of or in any way related to this agreement from cause or causes, including, but not limited to, ENGINEER's wrongful act, omission, negligence, errors, strict liability, breach of contract, breach of warranty, express or implied, exceed the total amount of fee paid to ENGINEER under this agreement or $50,000.00, whichever is greater.

5.8	Successors and Assigns
5.8.1

OWNER and ENGINEER each is hereby bound and the partners, successors, executors, administrators and legal representatives of OWNER and ENGINEER (and to the extent permitted by paragraph 5.8.2 the assigns of OWNER and ENGINEER) are hereby bound to the other party to this Agreement and to the partners, successors, executors, administrators and legal representatives (and said assigns) of such other party, in respect of all covenants, agreements and obligations of this Agreement.

5.8.2

Neither OWNER nor ENGINEER may assign, sublet or transfer any rights under or interest (including, but without limitation, moneys that may become due or moneys that are due) in this Agreement without the written consent of the other, except to the extent that any assignment, subletting or transfer is mandated by law or the effect of this limitation may be restricted by law. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

5.8.3	Unless expressly provided otherwise in this Agreement:
5.8.3.1

Nothing in this Agreement shall be construed to create, impose or give rise to any duty owed by ENGINEER to any Contractor, Subcontractor, Supplier, other person or entity, or to any surety for or employee of any of them, or give any rights in or benefits under this Agreement to anyone other than OWNER and ENGINEER.

5.8.3.2	All duties and responsibilities undertaken pursuant to the Agreement will be for the sole and exclusive benefit of OWNER and ENGINEER and not for the benefit of any other party.

5.9

Notices
Any notice required under this Agreement will be in writing, addressed to the appropriate party at the address which appears on the signature page to this Agreement (as modified in writing from time to time by such party) and given personally, be registered or certified mail, return receipt requested, by facsimile, or by a nationally recognized overnight courier service. All notices shall be effective upon the date of receipt.

5.10

Severability
Any provision or part of the Agreement held to be void or unenforceable under any law or regulation shall be deemed stricken, and all remaining provisions shall continue to be valid and binding upon OWNER and ENGINEER, who agree that the Agreement shall be reformed to replace such stricken provision or part thereof with a valid and enforceable provision that comes as close as possible to expressing the intention of the stricken provision.

5.11

Changes Conditions
If concealed or unknown conditions that affect the performance of the Services are encountered, which conditions are not ordinarily found to exist or which differ materially from those generally recognized as inherent in the Services of the character provided for under this Agreement or which could not have reasonably been anticipated, notice by the observing party shall be given promptly to the other party and, if possible, before conditions are disturbed. Upon claim by the ENGINEER, the payment and schedule shall be equitably adjusted for such concealed or unknown condition by change order or amendment to reflect additions that result from such concealed, changed, or unknown conditions.

5.12

Environmental Site Conditions
It is acknowledged by both parties that ENGINEER's scope of services does not include any services related to Constituents of Concern, as defined in Article 6. If ENGINEER or any other party encounters an undisclosed Constituent of Concern, or if investigative or remedial action, or other professional services, are necessary with respect to disclosed or undisclosed Constituents of Concern as defined in Article 6, then ENGINEER may, at its option and without liability for consequential or any other damages, suspend performance of services on the portion of the Project affected thereby until OWNER: (1) retains appropriate specialist consultant(s) or contractor(s) to identify and, as appropriate, abate, remediate, or remove the Constituents of Concern, and 92) warrants that the Site is in full compliance with applicable Laws and Regulations.

If the presence at the Site of undisclosed Constituents of Concern adversely affects the performance of ENGINEER's services under this Agreement, then the ENGINEER shall have the option of (1) accepting an equitable adjustment in its compensation or in the time of completion, or both; or 92) terminating this Agreement for cause on 30 days' notice.

OWNER acknowledged that ENGINEER is performing professional services of OWNER and that ENGINEER is not and shall not be required to become an "arranger," "operator," "generator," or "transporter" of hazardous substances, so defined in the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), as amended, which are or may be encountered at or near the Site in connection with ENGINEER's activities under this Agreement.

5.13

Insurance
ENGINEER shall procure and maintain insurance for protection from claims under workers' compensation acts, claims for damages because of bodily injury including personal injury, sickness or disease or death of any and all employees or of any person other than such employees, and from claims or damages because of injury to or destruction of property.

5.14

Discovery
ENGINEER shall be entitled to compensation on a time and material basis when responding to all requests for discovery relating to this Project and to extent that ENGINEER is not party to the lawsuit.

5.15

Nondiscrimination and Affirmative ActionIn
In connection with its performance under this Agreement, ENGINEER shall not discriminate against any employee or applicant for employment because of race, color, creed, religion, age, sex, marital status, sexual orientation or affectional preference, national origin, ancestry, citizenship, physical or mental handicap or because he or she is a disabled veteran or veteran of the Vietnam era. ENGINEER shall take affirmative action to ensure that qualified applicants are employed and that employees are treated during employment without regard to their race, color, creed, religion, age, sex, marital status, sexual orientation or affectional preference, national origin, ancestry, citizenship, physical or mental handicap or because he or she is a disabled veteran or veteran of the Vietnam era. Such actions shall include recruiting and hiring, selection for training, promotion, fixing rates or other compensation, benefits, transfers and layoff or termination.

5.16

Force Majeure
Any delays in or failure of performance by ENGINEER shall not constitute a default under this Agreement if such delays or failures of performance are caused by occurrences beyond the reasonable control of ENGINEER including but not limited to: acts of God or the public enemy; exploration or confiscation; compliance with any order of any governmental authority; changes in law; act of war, rebellion, terrorism or sabotage or damage resulting there from; fires, floods, explosions, accidents, riots; strikes or other concerted acts of workmen, whether direct or indirect; delays in permitting; OWNER's failure to provide data in OWNER's possession or provide necessary comments in connection with any required reports prepared by ENGINEER, or any other causes which are beyond the reasonable control of ENGINEER. ENGINEER's scheduled completion date shall be adjusted to account for any force majeure delay and ENGINEER shall be reimbursed by OWNER for all costs incurred in connection with or arising from a force majeure event, including but not limited to those costs incurred in the exercise of reasonable diligence to avoid or mitigate a force majeure event.

5.17	Waiver Non-enforcement of any provision by either party shall not constitute a waiver of that provision, nor shall it affect the enforceability of that provision or of the remainder of this Agreement.

5.18	Headings The headings used in this Agreement are for general reference only and do not have special significance.

5.19	Subcontractors ENGINEER may utilize such ENGINEER's Subcontractors as ENGINEER deems necessary to assist in the performance of its Services.

5.20

Coordination with Other Documents
It is the intention of the parties that is the ENGINEER's Services include design then the Standard General Conditions will be used as the General Conditions for the Project and that all amendments thereof and supplements thereto will be generally consistent therewith. Except as otherwise defined herein, the terms which have an initial capital letter in this Agreement and are defined in the Standard General Conditions will be used in this Agreement as defined in the Standard General Conditions. The term "defective" will be used in the Agreement as defined in the Standard General Conditions.

5.21

Purchase Order
Notwithstanding anything to the contrary contained in any purchase order or in this Agreement, any purchase order issued by OWNER to ENGINEER shall be only for accounting purposes for OWNER and the pre-printed terms and conditions contained on any such purchase order are not incorporated herein, shall not apply to this Agreement, and shall be void for the purposes of the Services performed by ENGINEER under this Agreement.

5.22

Dispute Resolution
In the event of any dispute between the parties arising out of or in connection with the contract or the services or work contemplated herein; the parties agree to first make a good faith effort to resolve the dispute informally. Negotiations shall take place between the designated principals of each party. If the parties are unable to resolve the dispute through negotiation within 45 days, then either party may give written notice within 10 days thereafter that is elects to precede with non-binding mediation pursuant to the commercial mediation rules of the American Arbitration Association. In the event that mediation is not invoked by the parties or that the mediation is unsuccessful in resolving the dispute, then either party may submit the controversy to a court of competent jurisdiction. The foregoing is a condition precedent to the filing of any action other than an action for injunctive relief of if a Statute of Limitations may expire.

Each party shall be responsible for its own costs and expenses including attorney's fees and court costs incurred in the course of any dispute, mediation, or legal proceeding. The fees of the mediator and any filing fees shall be shared equally by the parties.

ARTICLE 6   DEFINITIONS

6.1	Whenever used in this Agreement the following terms have the meanings indicated which are applicable to both the singular and the plural.
6.1.1	Services The services to be performed for or furnished to OWNER by ENGINEER described in this Agreement.
6.1.2	Agreement This Agreement between OWNER and ENGINEER for Professional Services including those exhibits listed in Article 7.
6.1.3

Constituent of Concern
Any substance, product, waste, or other material of any nature whatsoever (including, but not limited to, Asbestos, Petroleum, Radioactive Material, and PCBs) which is or becomes listed, regulated, or addressed pursuant to [a] the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq, ("CERCLA")1 [b] the Hazardous Materials Transportation Act, 49 U.S.C. §§1801 et seq.; [c] the Resources Conservation and Recovery Act, 42 U.S.C. §§6901 et seq.; and [g] any other federal, state, or local statute, law rule, regulation, ordinance, resolution, code, order, or decree regulating, relating to, or imposing liability or standards or conduct concerning, any hazardous, toxic, or dangerous waste, substance, or material.

6.1.4

Construction Cost
The total cost to OWNER of those portions of the entire Project designed or specified by ENGINEER. Construction Cost does not include ENGINEER's compensation and expenses, the cost of land, right-of-way, or compensation for or damages to properties, or OWNER's legal, accounting, insurance counseling or auditing services, or interest and financing charges incurred in connection with the Project or the cost of other services to be provided by others to OWNER pursuant to Article 3. Construction Cost is one of the items comprising Total Project Costs.

6.1.5

Documents
As applicable to the Services, the data, reports, drawings, specifications, record drawings and other deliverables, whether in printed or electronic media format, provided or furnished by ENGINEER to OWNER pursuant to the terms of this Agreement.

6.1.6	Contractor The person or entity with whom OWNER enters into a written agreement covering construction work to be performed or furnished with respect to the Project.
6.1.7	ENGINEER's Subcontractor A person or entity having a contract with ENGINEER to perform or furnish Services with respect to the Project.
6.1.8	Reimbursable Expenses The expenses incurred directly in connection with the performance or furnishing of Services for the Project for which OWNER shall pay Engineer as indicated in Exhibit A.
6.1.9

Resident Project Representative
The authorized representative of ENGINEER who will be assigned to assist ENGINEER at the site during the Construction Phase. The Resident Project Representative will be ENGINEER's agent or employee and under ENGINEER's supervision. As used herein, the term Resident Project Representative includes any assistants of Resident Project Representative agreed to by OWNER. The duties and responsibilities of the Resident Project Representative are set forth in Exhibit B, "Duties, Responsibilities and Limitations of Authority of Resident Project Representative" ("Exhibit B").

6.1.10	Standard General Conditions The Standard General Conditions of the Construction Contracts (No. ) of the Engineers Joint Contract Documents Committee.
6.1.11

Total Project Costs
The sum of the Construction Cost, allowances for contingencies, the total costs of design professional and related services provided by ENGINEER and (on the basis of information furnished by OWNER) allowances for such other items as charges of all other professionals and consultants, for the cost of land and rights-of-way, for compensation for or damages to properties, for interest and financing charges and for other services to be provided by others to OWNER under Article 3.

ARTICLE 7   EXHIBITS AND SPECIAL PROVISIONS

7.1	This Agreement is subject to the provisions of the following Exhibits which are attached to and made a part of the Agreement:

Exhibit A - Engineer's Services, Owner's Responsibilities, Time for Performance, Method or Payment, and Special Provisions.

Exhibit B - Duties, Responsibilities and Limitations of Authority of the resident Project Representative. (Use when RPR Services are provided.)

This Agreement (consisting of Pages 1 to 9 inclusive), and the Exhibits identifies above constitute the entire agreement between OWNER and ENGINEER and supersede all prior written or oral understandings. This Agreement may only be amended, supplemented, modified, or canceled by a duly executed written instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first above written.

OWNER:	ENGINEER:

By: Eric Sauve Title: President and CEO Date: May 21, 2008	By: Randy Huffsmith Title: Associate Date: May 21, 2008
Address for giving notices:	Address for giving notices:

The Grant Hartford Corporation 619 S.W. Higgins, Suite O Missoula, MT 59803 (406) 721-1444	Camp Dresser & McKee, Inc. 50 West 14[14] Street, Suite 200 Helena, MT 59601 (406) 441-1400